SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  240.13d-102
                                  SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO (S)240.13D-1(b), (c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO (S)240.13D-2

                               (Amendment No. )*
                                            --

                             Harbour Capital Corp.
                  -------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                  -------------------------------------------
                         (Title of Class of Securities)

                                   411615107
                               ------------------
                                 (CUSIP Number)

                               December 29, 1997
          -----------------------------------------------------------
             Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X] Rule 13d-1(b)

          [_] Rule 13d-1(c)

          [_] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------
  CUSIP NO. 411615107                    13G
------------------------
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 4    Delaware
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          480,000
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          480,000
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      480,000
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                           [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11    48.2%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

12    HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
                                     Page 2

------------------------
  CUSIP NO. 411615107                 13G
------------------------
--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      NationsBank, N.A.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
      SEC USE ONLY
 3
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States
--------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -------------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY
                     6    480,000
     OWNED BY
                   -------------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH
                     8    480,000
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 9    480,000
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                           [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

11    48.2%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*

12    BK
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
                                     Page 3

Item 1  (a)  Name of Issuer:                Harbour Capital Corp.

        (b)  Address of Issuer's
             Principal Executive            870 Greenbrier Circle  #400
                Offices:                    Chesapeake, VA  23310



Item 2  (a)  Names of Person Filing:        BAC
                                            NBNA


        (b)  Address of Principal
                Business Offices:           See Annex I

        (c)  Citizenship:                   See Annex I

        (d)  Title of Class of              Common Stock
             Securities:

        (e)  CUSIP Number:                  411615107



Item 3  If this  statement is filed  pursuant to Rules  13d-1(b) or 13d-2(b) or
        (c), check whether the person filing is a:


        (a) [_] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)

        (b) [X] Bank as defined  in  Section  3(a)(6) of the Act
                (15 U.S.C. 78c)

        (c) [_] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

        (d) [_] Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8)

        (e) [_] An investment adviser in accordance with (S)240.13d-
                1(b)(1)(ii)(E)

        (f) [_] An employee benefit plan or endowment fund in accordance with (S)240.13d-1(b)(1)(ii)(F)

        (g) [X] A parent holding company or control person in accordance with (S)240.13d-1(b)(ii)(G)

        (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

        (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

        (j) [_] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)


If this statement is filed pursuant to (S)240.13d-1(c), check this box. [_]



Item 4  *Ownership

        (a) Amount Beneficially Owned:
                         BAC                480,000
                         NBNA               480,000







------------------
* By virtue of the corporate relationships between Reporting Persons as described in Item 7, BAC (the parent company) may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by its subsidiaries. Similarly, higher tier BAC subsidiaries may be deemed to possess indirect beneficial ownership of shares beneficially owned directly by lower tier BAC subsidiaries. The power to vote and to dispose of shares may be deemed to be shared between entities due to their corporate relationships.

        (b) Percent of Class:
                         BAC                48.2%
                         NBNA               48.2%


        (c) Number of shares as to which the person has:

            (i)     sole power to vote or to direct the vote:
                         BAC                0
                         NBNA               0


            (ii)    shared power to vote or to direct the vote:
                         BAC                480,000
                         NBNA               480,000


            (iii)   sole power to dispose or to direct the disposition of:
                         BAC                0
                         NBNA               0


            (iv)    shared power to dispose or to direct the disposition of:
                         BAC                480,000
                         NBNA               480,000




Item 5  Ownership of Five Percent or Less of a Class.


        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6  Ownership of More than Five Percent on Behalf of Another Person.

        Not Applicable.


Item 7 Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.

        See Annex I.


Item 8  Identification and Classification of Members of the Group.

        Not Applicable.


Item 9  Notice of Dissolution of Group.

        Not Applicable.


Item 10 Certification.




[X] By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. (13d-1(b)).


[_] By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. (13d-1(c)).

SIGNATURE
----------

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  November 6, 1998



     BANKAMERICA CORPORATION*

     NATIONSBANK, N.A.*





*By:  /s/ SATISH G. PATTEGAR
      -----------------------------------------------------------------------
      Satish G. Pattegar
      Senior Vice President and National Risk Manager Wealth Management Operations and authorized attorney-in-fact (evidence of signing authority attached as Exhibits B and C)

                                   EXHIBIT A
                                   ---------

                             JOINT FILING AGREEMENT
                             ----------------------


     The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(f)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


Date: November 6, 1998




     BANKAMERICA CORPORATION*

     NATIONSBANK, N.A.*





*By:  /s/ SATISH G. PATTEGAR
      -----------------------------------------------------------------------
      Satish G. Pattegar
      Senior Vice President and National Risk Manager Wealth Management Operations and authorized attorney-in-fact (evidence of signing authority attached as Exhibits B and C)

Exhibit B


                          Excerpt from By-Laws of BAC



Article IX. Section 1. Execution of Instruments. All agreements, indentures, mortgages, deeds, conveyances, transfers, contracts, checks, notes, drafts, loan documents, letters of credit, master agreements, swap agreements, guarantees, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, proxies and other instruments or documents may be signed, executed, acknowledged, verified, attested, delivered or accepted on behalf of the Corporation by the Chairman of the Board, the Chief Executive Officer, the President, any Vice Chairman, any Division President, any Managing Director, any Vice President, any Assistant Vice President, or any individual who is listed on the Corporation's Officer's payroll file in a position equal to any of the aforementioned officer positions, or such other officers, employees or agents as the Board of Directors or any of such designated officers or individuals may direct. The provisions of this Section 1 are supplementary to any other provision of these Bylaws and shall not be construed to authorize execution of instruments otherwise dictated by law.

Exhibit C


                          Excerpt from By-Laws of NBNA


Section 6.2. Execution of Instruments. All agreements, indentures, mortgages, deeds, conveyances, transfers, contracts, checks, notes, drafts, loan documents, letters of credit, master agreements, swap agreements, guarantees of signatures, certificates, declarations, receipts, discharges, releases, satisfactions, settlements, petitions, schedules, accounts, affidavits, bonds, undertakings, proxies and other instruments or documents may be signed, executed, acknowledged, verified, attested, delivered or accepted on behalf of the Association by the Chairman of the Board, any Vice Chairman of the Board, the President, any Vice President, any Assistant Vice President, or any individual who is listed on the Association's Officer's payroll file in a position equal to any of the aforementioned officer positions, or such other officers, employees or agents as the Board of Directors or any of such designated officers or individuals may direct, or, if in connection with the exercise of fiduciary powers of the Association, by those officers or by any Trust Officer. The provisions of this Section 6.2 are supplementary to any other provision of these Bylaws and shall not be construed to authorize execution of instruments otherwise dictated by law.

                                     Annex I


         This Annex identifies the filing parties of the attached Schedule.



I.     (a)    BankAmerica Corporation ("BAC") is a Delaware corporation.  It wholly-owns NBNA.

       (b)    registered bank holding company

       (c) 100 North Tryon Street, NationsBank Corporate Center Charlotte, N.C. 28255


II.    (a)    NationsBank, N.A. ("NBNA") is a national banking association organized under the laws of the United States.

       (b)    national bank

       (c) 100 North Tryon Street, NationsBank Corporate Center Charlotte, N.C. 28255